ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

February 6, 2024

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Ms. McManus:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 6, 2023 (the “PEA”) for the purpose of adding Calamos Alternative Nasdaq & Bond ETF (originally named Calamos [ ] Synthetic Convertible ETF (the “Fund”), as a new series of the Registrant. Your original comments provided by telephone on November 7, 2023, and your follow-up comments provided by telephone on February 5, 2024, are summarized below, and each such comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. The Staff requests that the Fund’s completed Annual Fund Operating Expenses table and example expenses be provided at least five business days in advance of effectiveness for the Staff’s review.

Response. The Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

The following table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investments)

Management Fees	0.77%
Distribution and/or Service Fees (12b-1)	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[2]	0.13%
Total Annual Fund Operating Expenses[3]	0.90%

1 “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

2 “Acquired Fund Fees and Expenses” include certain expenses incurred in connection with the Fund’s investment in various closed-end funds, exchange-traded funds (“ETFs”), other investment companies, and business development companies (“BDCs”). The amount shown is based on estimated amounts for the current fiscal year.

3 The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$92	$287

Follow-up Comment. Does the Fund intend to invest a significant percentage in 3(c)(1) or 3(c)(7) entities?

Response. No, the Fund does not intend to invest a significant percentage in 3(c)(1) or 3(c)(7) entities.

2.	Comment. The Staff requests that the Registrant confirm that acquired fund fees and expenses for the Fund are expected to be less than 0.01% and that is why a line item for “Acquired Fund Fees and Expenses” is not included in the “Annual Portfolio Operating Expenses” table and if such expenses are expected to be greater than 0.01%, a line item will be added to the table.

Response. The Registrant has revised the “Annual Portfolio Operating Expenses” table to account for anticipated acquired fund fees and expenses. See response to comment 1 above.

3.	Comment. The prospectus states that under normal circumstances the Fund invests at least 80% of its net assets in a portfolio of synthetic convertible instruments. The Staff requests that the Registrant provide disclosure describing the type of securities in which the Fund may invest with respect to the remaining 20% of its net assets. The Staff asks that the Registrant ensure its strategies and risks are disclosed with specificity if the remaining 20% of net assets are invested in derivative instruments.

Response. Please note that the Fund name and the description of the 80% policy have been modified. The name of the Fund has changed to “Calamos Alternative Nasdaq & Bond ETF”. The modified 80% policy now reads: “The Fund pursues its objective by investing, under normal circumstances, at least 80%, but up to 100%, of its net assets (plus borrowings for investment purposes, if any) in a portfolio of equity instruments (including options and equity ETFs) and fixed income instruments (including bonds and fixed income ETFs) intended to deliver convertible security-like exposure to companies in the Nasdaq-100 Index.” The Registrant believes the changes are not material.

In response to the Staff’s comment, the securities included in the 80% policy are anticipated to constitute up to 100% of the Fund’s net assets. As of the date hereof, the Registrant does not expect that the Fund will invest in any securities other than those described in the Fund’s 80% policy, except that the Fund may have non-principal investments, as described in the section of the prospectus titled “Additional Information About Investment Strategies and Related Risks” under the sub-heading “Non-Principal Investments”.

Follow-up Comment. Please include disclosure indicating you will consider the investments of the underlying funds when determining compliance with your names policy.

Response. The Registrant will add the following disclosure to the Fund’s prospectus:

“The Fund will consider the investments of underlying funds when determining compliance with its 80% policy.”

4.	Comment. The Staff believes that the “Synthetic Convertible” strategy suggests an investment strategy consisting of (i) debt instrument exposure coupled with (ii) an investment in a convertible feature tied to the same issuer as the debt instrument exposure. As described in the Principal Investment Strategies section, however, it appears to the Staff that these two elements of the investment strategy may in fact not pertain to the same issuer. The Staff requests that the Registrant add disclosure to explain this in the prospectus.

Further, the Staff requests that the Registrant address what happens to the long portion of a derivative held by the Fund on an underlying equity security. Does the Fund hold that equity? Does the Fund instead roll the long exposure forward and/or cash settle the position?

Response. The Registrant notes that the change of the strategy description no longer refers directly to “Synthetic Convertible”, but rather seeks to emphasize the combination of equity upside potential through equity options with a fixed income “base” comprised of multiple fixed income securities. This combination in effect offers a broad-based convertible-like exposure that does not tie the equity exposure obtained through an option to the same issuer as the debt instrument. As a result, the first part of the Staff’s comment is no longer relevant.

With regard to the second part of the comment, when the Fund is long a call option and has the option to buy the equity security upon expiration of the option, the Fund does not expect to exercise the option to buy the equity security. Instead, if the option expires in-the-money, the Fund expects to receive the cash and subsequently reinvest it. The Fund also may write/sell options in order to receive income and will reinvest the cash. Under normal circumstances, the Fund will generally not hold equity or cash in large amounts, choosing instead to re-deploy excess cash into its principal investment strategy.

The following disclosure will be added to the Fund’s prospectus:

“Under normal circumstances, the Fund will generally not hold equity or cash in large amounts, choosing instead to re-deploy excess cash into its principal investment strategy.”

Follow-up Comment. Please provide the full text of the Fund’s principal investment strategies and risks. Please also clarify what you mean by “the largest” companies in the Nasdaq-100 Index. Will you have a market cap minimum?

Response. The Registrant has removed reference to “the largest” companies and instead refers to “companies within the Nasdaq-100 Index®”. Included as Appendix A is the full text of the Fund’s principal investment strategies and risks.

5.	Comment. The Staff requests that the Registrant provide disclosure describing any investment limits to which the Fund must adhere when investing in equity securities, for example limits related to geographic, market capitalization, and/or industry concentrations.

Response. The Registrant notes that the SAI contains disclosure stating that the Fund may not:

“invest more than 25% of its assets in securities of issuers in any one industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.”

In addition, the Registrant will add the following disclosure to the prospectus:

“The Fund’s investments may be domiciled in any country and held in U.S. dollar and non-U.S. dollar denominations. With respect to the equity options component of its strategy, the Fund will not allocate more than 10% to a given name or issuer. Under normal circumstances, the Fund will seek to deliver convertible security-like exposure to companies in the Nasdaq-100 Index.”

6.	Comment. The Staff requests that the Registrant provide numerical disclosure over the optimal number as well as the range of stocks in which the Fund is to invest, and whether that range contains a fixed minimum that is meant to avoid an extreme concentration of investments.

Response. The Registrant seeks to maintain flexibility in lieu of a fixed range or minimum and, accordingly, respectfully declines the Staff’s request to provide numerical disclosure. However, the Registrant notes the relevant disclosure makes it clear that the number of stocks to be selected at any given time is based on a variety of factors:

“The equity exposure will be achieved by purchasing the right to acquire an optimal number of stocks from the Nasdaq-100 Index based on a variety of factors including but not limited to liquidity and market capitalization and purchasing the right to acquire the corresponding stocks. In addition, equity exposure also may be achieved through investments in equity ETFs.”

7.	Comment. The Staff requests that the Registrant provide disclosure regarding any investment limits to which the Fund must adhere when investing in debt securities, for example limits with respect to maturity, duration, credit quality, and geographic concentration.

Response. The Registrant notes existing disclosures explaining that there are no such limits:

“The fixed income instruments will be selected based on credit quality, yield, duration, liquidity, and such other factors as deemed relevant by the Adviser. The fixed income instruments are intended to serve as a base for the Fund’s portfolio by creating bond-like returns.”

And

“The Fund may invest in investment grade debt securities (those rated BBB or higher by S&P, or Baa or higher by Moody’s), which include securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, as well as securities rated or subject to a guarantee that is rated within the investment grade categories listed by at least one of the Nationally Recognized Statistical Rating Organizations (NRSROs), and in below investment grade debt securities, which are sometimes referred to as high yield or “junk” bonds, which include bonds, bank loans and preferred securities. Junk bonds are securities rated BB or lower by S&P, or Ba or lower by Moody’s or securities that are not rated but are considered by the Fund’s investment adviser to be of similar quality. These debt securities may include mortgage-backed, mortgage-related and other asset-backed securities, which directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans, real property, or other assets such as car loans or aviation financing.”

Follow-up Comment. Please state that there are no limits with regard to maturity, duration, credit quality, or geographic concentration.

Response. The Registrant will add to the prospectus the following disclosure:

“The Fund’s investments in debt securities will have no limits with regard to maturity, duration, credit quality, or geographic concentration.”

8.	Comment. The Staff requests that the Registrant provide additional disclosure to clarify the extent to which the Fund may invest in non-U.S. issuers.

Response. As stated in Registrant’s response to comment 5, Registrant will add the following disclosure:

“The Fund’s investments may be domiciled in any country and held in U.S. dollar and non-U.S. dollar denominations.”

Follow-up Comment. Please consider including a risk factor to address foreign investment risk.

Response. The Registrant will add the following disclosure to the Fund’s principal risks:

“●    Foreign Securities Risk — Risks associated with investing in foreign securities include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, the possibility of substantial price volatility as a result of political and economic instability in the foreign country, less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards and less liquidity than in U.S. markets.”

9.	Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure “ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

10.	Comment. The Staff would like to know whether the Fund will invest in instruments that trade outside of a collateralized settlement system. If the Fund will invest in such instruments, the Staff requests that the Fund disclose that:

a.	There are a limited number of financial institutions that may act as authorized participant that post collateral for certain trades on an agency basis.

b.	The extent to which authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participant is able to step forward to do so, whether there may be a significantly diminished trading market for the ETF’s shares and this could lead to differences between the market price of the ETF’s shares and the underlying value.

Response. The Registrant confirms that the Fund will not invest in instruments that trade outside of a collateralized settlement system.

11.	Comment. The Staff requests that the Registrant disclose emerging markets risk as a non-principal risk in the prospectus.

Response. The Registrant will add the following strategy disclosure in the principal risks section of the prospectus:

“Emerging Markets Risk — The Fund may invest in emerging markets. Emerging markets are markets of countries in the initial stages of industrialization and generally have low per capita income. Foreign (non-U.S.) companies are those that either maintain their principal place of business outside of the United States, have their securities principally traded on non-U.S. exchanges or were formed under the laws of non-U.S. countries. Foreign companies may include companies doing business in the United States but meet the general criteria of a foreign company described above. Certain emerging markets are sometimes referred to as "frontier markets." Frontier markets are the least advanced capital markets in the developing world. Frontier markets are countries with investable stock markets that are less established than those in the emerging markets.”

In addition, the Registrant will add the following disclosure as a non-principal risk in the section of the prospectus titled “Additional Information About Investment Strategies and Related Risks”:

“Emerging Markets Risk. Emerging market countries may have relatively unstable governments and economies based on only a few industries, which may cause greater instability. The value of emerging market securities will likely be particularly sensitive to changes in the economies of such countries. These countries are also more likely to experience higher levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets. Certain emerging markets are sometimes referred to as "frontier markets."

Frontier markets, the least advanced capital markets in the developing world, are among the riskiest markets in the world in which to invest. Investments in this sector are typically illiquid, nontransparent and subject to very low regulation levels as well as high transaction fees, and may also have substantial political and currency risk.”

12.	Comment. The Staff would like to know whether Creation Units are purchased or redeemed primarily with cash. If so, the Staff requests that the Registrant revise its disclosure over Frequent Purchases and Redemptions of Fund Shares to:

a.	State and clarify that the Fund may incur increased costs in the form of, for example, brokerage costs or taxable gains or losses, and that the Fund might not have incurred these costs if it made sales or redemptions in-kind; and

b.	Clarify that these costs may decrease the ETF’s NAV to the extent they are not offset by a transaction fee payable by an authorized participant.

Response. The Registrant expects that most Creation Unit activity will be in-kind. The Fund respectfully directs the Staff’s attention to the below disclosure in the Fund’s prospectus in the section titled “Frequent Purchases and Redemptions of Fund Shares”:

“Shares of the Fund may be purchased and redeemed directly from the Fund only in Creation Units by Authorize1 Participants. The vast majority of trading in Shares of the Fund occurs on the secondary market, and does not involve the Fund directly. In-kind purchases and redemptions of Creation Units by Authorized Participants and cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Fund Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by Authorized Participants increases. However, direct trading by Authorized Participants is critical to ensuring that Fund Shares trade at or close to NAV.”

1 The word “Authorize” will be corrected in the future post-effective amendment to “Authorized”.

* * * * *

In addition, pursuant to your request, the Company acknowledges that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

C. Lawrence Zmerega, Esq., Ropes & Gray LLP

APPENDIX A

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to deliver convertible security-like exposure to companies within the Nasdaq-100 Index®. To achieve this exposure, the Fund will use a hybrid investment approach that utilizes equity and fixed income strategies. The Fund pursues its objective by investing, under normal circumstances, at least 80%, but up to 100%, of its net assets (plus borrowings for investment purposes, if any) in a portfolio of equity instruments (including options and equity ETFs) and fixed income instruments (including bonds and fixed income ETFs) intended to deliver convertible security-like exposure to companies in the Nasdaq-100 Index. The Fund will consider the investments of underlying funds when determining compliance with its 80% policy. The Fund’s investment adviser is Calamos Advisors LLC (“Calamos Advisors” or the “Adviser”).

The equity exposure will be achieved by purchasing the right to acquire an optimal number of stocks selected from the Nasdaq-100 Index based on a variety of factors including but not limited to liquidity and market capitalization and purchasing the right to acquire the corresponding stocks. In addition, equity exposure also may be achieved through investments in equity ETFs. The fixed income instruments will be selected based on credit quality, yield, duration, liquidity, and such other factors as deemed relevant by the Adviser. The fixed income instruments are intended to serve as a base for the Fund’s portfolio by creating bond-like returns.

The Adviser has the flexibility to actively manage the equity exposure by both buying and selling options on equities, equity ETFs, warrants, long-dated call options (“LEAPS Options”), Flexible Exchange® Options (“FLEX Options”), or similar instruments determining the option delta, strikes and maturity. Under normal circumstances, the Fund will generally not hold equity or cash in large amounts, choosing instead to re-deploy excess cash into its principal investment strategy.

The Adviser has the flexibility to actively manage the fixed income exposure through the selection of the underlying fixed income instruments that the Adviser believes will add value over owning U.S. Treasuries; determining the duration and credit quality; and the portfolio rebalancing method and frequency. The fixed-income instruments in which the Fund may invest include, among others, obligations of U.S., state, and local governments, their agencies and instrumentalities; mortgage- and asset-backed debt securities (including to-be announced mortgage-backed securities or TBAs); corporate debt securities, repurchase agreements, convertible securities, money market instruments, Treasury Bills, and other securities believed to have debt-like characteristics (such as preferred securities and corporate loans and related assignments and participations). The Fund’s exposure to fixed income may be obtained in part through investments in ETFs and other investment companies.

The Fund may invest in investment grade debt securities (those rated BBB or higher by S&P, or Baa or higher by Moody’s), which include securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, as well as securities rated or subject to a guarantee that is rated within the investment grade categories listed by at least one of the Nationally Recognized Statistical Rating Organizations (NRSROs), and in below investment grade debt securities, which are sometimes referred to as high yield or “junk” bonds, which include bonds, bank loans and preferred securities. Junk bonds are securities rated BB or lower by S&P, or Ba or lower by Moody’s or securities that are not rated but are considered Calamos Advisors to be of similar quality. These debt securities may include mortgage-backed, mortgage-related and other asset-backed securities, which directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans, real property, or other assets such as car loans or aviation financing. The Fund’s investments in debt securities will have no limits with regard to maturity, duration, credit quality, or geographic concentration.

The Fund’s investments may be domiciled in any country and held in U.S. dollar and non-U.S. dollar denominations. With respect to the equity options component of its strategy, the Fund will not allocate more than 10% to a given name or issuer. Under normal circumstances, the Fund will seek to deliver convertible security-like exposure to companies in the Nasdaq-100 Index.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

An investment in the Fund is subject to risks, and you could lose money on your investment in the Fund. There can be no assurance that the Fund will achieve its investment objective. You should not consider investing in the Fund if your investment objective differs from the Fund’s investment objective or if you are not willing to accept the principal risks associated with an investment in the Fund. The risks associated with an investment in the Fund can increase during times of significant market volatility. Your investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. The principal risks of investing in the Fund include:

●    Authorized Participant Concentration Risk — Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are not able or willing to proceed with creation or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem, Fund Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts or delisting. Authorized Participant concentration risk may be heightened for ETFs, such as the Fund, that invest in securities issued by non-U.S. issuers or other securities or instruments that have lower trading volumes.

●    Costs of Buying and Selling Fund Shares — Due to the costs of buying or selling Fund Shares, including brokerage commissions imposed by brokers and bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

●    Debt Securities Risk — Debt securities are subject to various risks, including interest rate risk, credit risk and default risk.

●     Interest Rate Risk — The value of debt securities generally decreases in periods when interest rates are rising. In addition, interest rate changes typically have a greater effect on prices of longer-term debt securities than shorter term debt securities. Changes in interest rates by the Federal Reserve Board, and other events affecting fixed-income markets, may subject a Fund to heightened interest rate risk as a result of a rise in interest rates.

●     Credit Risk — A debt security could deteriorate in quality to such an extent that its rating is downgraded or its market value declines relative to comparable securities. Changes in actual or perceived creditworthiness may occur quickly. If the Fund holds securities that have been downgraded, or that default on payment, the Fund’s performance could be negatively affected.

●     Default Risk — A company that issues a debt security may be unable to fulfill its obligation to repay principal and interest. The lower a bond is rated, the greater its default risk. To the extent the Fund holds securities that have been downgraded, or that default on payment, its performance could be negatively affected.

●    Emerging Markets Risk — The Fund may invest in emerging markets. Emerging markets are markets of countries in the initial stages of industrialization and generally have low per capita income. Foreign (non-U.S.) companies are those that either maintain their principal place of business outside of the United States, have their securities principally traded on non-U.S. exchanges or were formed under the laws of non-U.S. countries. Foreign companies may include companies doing business in the United States but meet the general criteria of a foreign company described above. Certain emerging markets are sometimes referred to as "frontier markets." Frontier markets are the least advanced capital markets in the developing world. Frontier markets are countries with investable stock markets that are less established than those in the emerging markets.

●    Equity Securities Risk — The securities markets are volatile, and the market prices of the Fund’s securities may decline generally. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the securities owned by the Fund fall, the value of your investment in the Fund will decline.

●    ETF Risk — The Fund’s investment in shares of ETFs subjects it to the risks of owning the securities underlying the ETF, as well as the same structural risks faced by an investor purchasing shares of the Fund, including authorized participant concentration risk, market maker risk, premium-discount risk and trading issues risk. As a shareholder in another ETF, the Fund bears its proportionate share of the ETF’s expenses, subjecting Fund shareholders to duplicative expenses.

●    FLEX Options Risk — The Fund may invest in FLEX Options issued and guaranteed for settlement by The Options Clearing Corporation ("OCC"). FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. Additionally, FLEX Options may be illiquid, and in such cases, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the reference asset. Factors that may influence the value of the FLEX Options, other than gains or losses in the reference asset, may include interest rate changes, changing supply and demand, decreased liquidity of the FLEX Options and changing volatility levels of the reference asset. In connection with the creation and redemption of Fund Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Fund Shares, the Fund's net asset value ("NAV") and, in tum the share price of the Fund, could be negatively impacted. The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless.

●    Foreign Securities Risk — Risks associated with investing in foreign securities include fluctuations in the exchange rates of foreign currencies that may affect the U.S. dollar value of a security, the possibility of substantial price volatility as a result of political and economic instability in the foreign country, less public information about issuers of securities, different securities regulation, different accounting, auditing and financial reporting standards and less liquidity than in U.S. markets.

●    High Yield Risk — High yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) are subject to greater levels of credit and liquidity risks. High yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

●    Large-Capitalization Investing Risk. — Large-capitalization stocks as a group could fall out of favor with the market, which may cause a Fund to underperform funds that focus on other types of stocks. In addition, larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in technology and consumer preferences. Many larger companies also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

●    LEAPS Options Risk — The Fund’s investments in options contracts may include long-term equity anticipation securities known as LEAPS Options. LEAPS Options are long-term exchange-traded call options that allow holders the opportunity to participate in the underlying securities’ appreciation in excess of a specified strike price without receiving payments equivalent to any cash dividends declared on the underlying securities. A holder of a LEAPS Option will be entitled to receive a specified number of shares of the underlying stock upon payment of the exercise price, and therefore the LEAPS Option will be exercisable at any time the price of the underlying stock is above the strike price. However, if at expiration the price of the underlying stock is at or below the strike price, the LEAPS Option will expire and be worthless. The Fund purchases call option contracts. By purchasing call option contracts, the Fund purchases the right (but not the obligation) to purchase the reference asset at a pre-determined price (the “strike price”) in exchange for a premium to the seller.

●    Liquidity Risk - FLEX Options — In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund's FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized option contracts. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. Additionally, the liquidation of a large number of FLEX Options may more significantly impact the price in a less liquid market. Further, the Fund requires a sufficient number of participants to facilitate the purchase and sale of options on an exchange to provide liquidity to the Fund for its FLEX Option positions. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

●    Liquidity Risk - LEAPS Options — In the event that trading in the underlying LEAPS Options is limited or absent, the value of the Fund's LEAPS Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the LEAPS Options. The trading in LEAPS Options may be less deep and liquid than the market for certain other securities. In a less liquid market for the LEAPS Options, terminating the LEAPS Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In such a market, the liquidation of a large number of options may more significantly impact their price.

●    Market Maker Risk — If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Fund Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Fund Shares are trading on the Exchange, which could result in a decrease in value of the Fund Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Fund Shares trading at a discount to net asset value and also in greater than normal intra-day bid-ask spreads for Fund Shares.

●    Market Risk — The risk that the securities markets will increase or decrease in value is considered market risk and applies to any security. If there is a general decline in the stock or fixed-income market, it is possible your investment may lose value regardless of the individual results of the companies in which the Fund invests.

●    Mortgage-related and Other Asset-backed Securities Risk — In addition to general fixed-income instrument risks, mortgage-related and asset-backed securities are subject to extension risk and prepayment risk.

●     Extension Risk — Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if the Fund holds mortgage-related securities, it may exhibit additional volatility.

●     Prepayment Risk — When interest rates decline, the value of mortgage-related securities with prepayment features may not increase as much as other fixed-income securities because borrowers may pay off their mortgages sooner than expected. In addition, the potential impact of prepayment on the price of asset-backed and mortgage-backed securities may be difficult to predict and result in greater volatility.

●    National Closed Market Trading Risk — To the extent that the underlying securities and/or other assets held by the Fund trade on non-U.S. exchanges or in non-U.S. markets that may be closed when the securities exchange on which Fund Shares trade is open, there are likely to be deviations between the current price of such an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed non-U.S. market). The impact of a closed foreign market on the Fund is likely to be greater where a large portion of the Fund’s underlying securities and/or other assets trade on that closed non-U.S. market or when the non-U.S. market is closed for unscheduled reasons. These deviations could result in premiums or discounts to the Fund’s NAV that may be greater than those experienced by other ETFs.

●    New Fund Risk — The Fund is a recently organized investment company with a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision.

●    Non-Diversification Risk — The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”).

●    Options Risk — The Fund’s ability to close out its position as a purchaser or seller of an over-the-counter or exchange-listed put or call option is dependent, in part, upon the liquidity of the option market. There are significant differences between the securities and options markets that could result in an imperfect correlation among these markets, causing a given transaction not to achieve its objectives. The Fund’s ability to utilize options successfully will depend on the ability of Calamos Advisors to predict pertinent market movements, which cannot be assured. The Fund will enter into option contracts pursuant to Rule 18f-4 under the 1940 Act, which requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

●    Other Investment Companies (including ETFs) Risk — The Fund may invest in the securities of other investment companies, including ETFs, to the extent that such investments are consistent with the Fund’s investment objective and the policies are permissible under the 1940 Act. Investments in the securities of other investment companies, including ETFs, may involve duplication of advisory fees and certain other expenses. Additionally, if the investment company or ETF fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, ETF shares potentially may trade at a discount or a premium and are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Whether the Fund will realize a gain or loss upon the sale of the such shares of ETFs depends upon whether the market value of the shares at the time of sale is above or below the price the Fund paid, taking into account transaction costs for the shares, and is not directly dependent upon the NAV of the shares of such funds. Because the market value of the shares will be determined by factors such as the relative demand for and supply of the shares in the market, general market conditions and other factors, it cannot be predicted whether such shares will trade at, below or above NAV, or below or above the public offering price for the shares. Common Shares, as well as shares issued by the ETFs, do not assure dividend payments. Dividends are paid only when declared by the boards of directors of the ETFs, and the level of dividends may vary over time. If an ETF reduces or eliminates the level of its regular dividends, this may reduce the level of dividends paid by the Fund, and may cause the market prices of the ETF’s shares to fall.

In accordance with Section 12(d)(1)(F) of the 1940 Act, on which the Fund intends to rely to invest in other investment companies, the Fund will be restricted by provisions of the 1940 Act that limit the amount the Fund can invest in any one investment company to 3% of the investment company’s total outstanding stock. As a result, the Fund may hold a smaller position in an investment company than if it were not subject to this restriction. However, if the Adviser determines that it is in the Fund’s best interest to exceed the 3% limit, it may rely on Rule 12d1-4 under the 1940 Act. Rule 12d1-4 would permit the Fund to invest in excess of the 3% limit subject to certain conditions, including that the Fund must enter into a “Fund of Funds Investment Agreement” with the acquired investment company setting forth the material terms of the arrangement. In addition, to comply with provisions of the 1940 Act, on any matter upon which investment company stockholders are solicited to vote, the Adviser will vote investment company shares in the same general proportion as shares held by other stockholders of the investment company (a practice known as “echo voting”). This could limit the Fund’s ability to support or oppose investment company shareholder voting matters.

●    Portfolio Selection Risk — The value of your investment may decrease if Calamos Advisors’ judgment about the attractiveness, value or market trends affecting a particular security, issuer, industry or sector or about market movements is incorrect.

●    Portfolio Turnover Risk — The portfolio managers may actively and frequently trade securities or other instruments in the Fund’s portfolio to carry out its investment strategies. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses. Frequent and active trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

●    Premium-Discount Risk — Fund Shares may trade above or below their net asset value (“NAV”). The market prices of Fund Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Fund Shares on the Exchange. The trading price of Fund Shares may deviate significantly from NAV during periods of market volatility.

●    Rule 144A Securities Risk — The Fund may invest in securities that are issued and sold through transactions under Rule 144A of the Securities Act of 1933. Under the supervision of its Board of Trustees, the Fund will determine whether Rule 144A Securities are illiquid. If qualified institutional buyers are unwilling to purchase these Rule 144A Securities, the percentage of the Fund’s assets invested in illiquid securities would increase. Typically, the Fund purchases Rule 144A Securities if the Fund’s adviser has determined them to be liquid. If any Rule 144A Security held by the Fund should become illiquid, the value of the security may be reduced and a sale of the security may be more difficult.

●    Secondary Market Trading Risk — Investors buying or selling Fund Shares in the secondary market will pay brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Fund Shares. Although the Fund Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In addition, trading in Fund Shares on the Exchange may be halted.

●    Sector Risk — To the extent the Fund invests a significant portion of its assets in a particular sector, a greater portion of the Fund’s performance may be affected by the general business and economic conditions affecting that sector. Each sector may share economic risk with the broader market, however there may be economic risks specific to each sector. As a result, returns from those sectors may trail returns from the overall stock market, and it is possible that the Fund may underperform the broader market or experience greater volatility.

●    Senior Loan Risk — The risks associated with senior loans are similar to the risks of junk bonds, although senior loans are typically senior and secured, whereas junk bonds are often subordinated and unsecured. Investments in senior loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Such companies are more likely to default on their payments of interest and principal owed, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value before a default occurs. There is no assurance that the liquidation of the collateral would satisfy the claims of the borrower’s obligations in the event of the non-payment of scheduled interest or principal, or that the collateral could be readily liquidated. Economic and other events (whether real or perceived) can reduce the demand for certain senior loans or senior loans generally, which may reduce market prices. Senior loans and other debt securities also are subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate debt instruments such as senior loans are substantially less exposed to this risk than fixed-rate debt instruments. No active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value in the event of the need to liquidate such assets. Adverse market conditions may impair the liquidity of some actively traded senior loans. Longer interest rate reset periods generally increase fluctuations in value as a result of changes in market interest rates.

•  Tax Risk — The federal income tax treatment of securities in which the Fund may invest may not be clear or may be subject to recharacterization by the Internal Revenue Service. It could be more difficult to comply with the tax requirements applicable to regulated investment companies if the tax characterization of investments or the tax treatment of the income from such investments were successfully challenged by the Internal Revenue Service. Any such failure to comply with the rules applicable to regulated investment companies could cause the Fund to fail to qualify as such. If the Fund does not qualify as a regulated investment company for any taxable year, and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed.

●    Trading Issues Risk — Trading in Fund Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in Fund Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small, the Fund does not have enough shareholders, or if the Fund is unable to proceed with creation and/or redemption orders.

●    U.S. Government Security Risk — Some securities issued by U.S. Government agencies or government-sponsored enterprises are not backed by the full faith and credit of the U.S. and may only be supported by the right of the agency or enterprise to borrow from the U.S. Treasury. There can be no assurance that the U.S. Government will always provide financial support to those agencies or enterprises.

●    Valuation Risk — During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options and/or LEAPS Options may become more difficult. In market environments where there is reduced availability of reliable objective pricing data, the judgment of Calamos Advisors in determining the fair value of the security may play a greater role. While such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.